SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 000-24399

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE HOME SAVINGS AND LOAN COMPANY 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.
275 Federal Plaza West
Youngstown, Ohio 44503

REQUIRED INFORMATION

     The following financial statements and supplemental schedules for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:

     The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Crowe, Chizek and Company LLC Independent Auditors	19

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2003 and 2002

Youngstown, Ohio
FINANCIAL STATEMENTS
December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Home Savings & Loan Company
401(k) Savings Plan
Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Crowe Chizek and Company LLC

Columbus, Ohio
April 21, 2004

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS
Investments Shares of registered investment companies	$7,888,033	$5,284,943
United Community Financial Corp. common stock	5,400,022	3,881,765
Loans to plan participants	214,335	171,659

	13,502,390	9,338,367
Receivables Participant contributions	—	44,217
Employer contribution	—	90,739

	—	134,956

Total assets	13,502,390	9,473,323
NET ASSETS AVAILABLE FOR BENEFITS	$13,502,390	$9,473,323

See accompanying notes to financial statements and
report of independent registered public accounting firm.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$2,579,196
Interest and dividends	245,924

2,825,120
Contributions
Employer	433,548
Participant	1,116,814
Rollovers	195,379

1,745,741

Total additions	4,570,861
Deductions from net assets attributed to:
Benefits paid to participants	537,804
Administrative expenses	3,990

Total deductions	541,794

Net increase	4,029,067
Net assets available for benefits
Beginning of year	9,473,323

End of year	$13,502,390

See accompanying notes to financial statements and
report of independent registered public accounting firm.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN

The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan was established by The Home Savings & Loan Company (Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2003, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.

Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of the (a) the Company’s contributions, (b) net investment earnings, (c) withdrawals, and (d) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corporation, the Company’s parent.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: At December 31, 2003 and 2002, forfeited non-vested accounts totaled $13,769 and $8,863, respectively. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company.

(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2003, forfeitures of $33,093 were allocated to remaining participants.

(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of their employee deferral account balances. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.

Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the beginning of the quarter.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan’s investments other than participant loans are stated at fair value as measured by quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts

(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

reported in the statement of net assets available for benefits and participants’ individual account balances.

(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At December 31, 2003, approximately 40% of the Plan’s assets were invested in United Community Financial Corp. common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2003
	Units or Shares	Fair Value
United Community Financial Corp. common stock	473,271	$5,400,022
Registered Investment Companies
American Investment Company of America Fund	27,590	795,690
American Fundamental Investors Fund	28,469	821,343
AIM Charter Fund	67,344	800,722

	December 31, 2002
	Units or Shares	Fair Value
United Community Financial Corp. common stock	448,759	$3,881,765
Registered Investment Companies
AIM Charter Fund	25,679	602,940
American Investment Company of America Fund	24,780	550,862
American Fundamental Investors Fund	482,754	482,754

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Shares of registered investment companies	$1,301,703
United Community Financial Corp. common stock	1,277,493

$2,579,196

(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. All administrative expenses of the Plan other than fees for investment management services are paid for by the Company. The Plan paid fees of $3,990 to Riggs Bank for investment management services. Approximately $137,860 of cash dividends were paid to the Plan by United Community Financial Corp. during 2003 based on shares held by the Plan on the dates of declaration. United Community Financial Corp. is the parent of the plan sponsor.

At year-end, the Plan held the following party-in-interest investments (at fair value):

	2003	2002
United Community Financial Corp. common stock	$5,400,022	$3,881,765
Loans to plan participants	$214,335	$171,659

NOTE 6 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $68,047 and $19,171 at December 31, 2003 and 2002, respectively.

NOTE 7 – TAX STATUS

Effective January 1, 2002, the Plan document was restated for recent law changes. The plan sponsor adopted the restated version of the Standardized Prototype Plan Document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated August 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of plan sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Date	Cost	Value
		Common stock
*	United Community Financial
	Corp.	Common stock, 473,271 shares	**	$5,400,022
		Shares of registered investment companies
	AIM Investments	AIM Money Market Cash Reserves Fund, 13,769 shares	**	13,769
	AIM Investments	AIM Charter Fund, 67,344 shares	**	800,722
	AIM Investments	AIM Constellation Fund, 6,871 shares	**	147,804
	Federated Investors	Federated Automated Cash Management Trust Fund, 523,690 shares	**	523,690
	AIM Investments	AIM International Equity Fund, 13,588 shares	**	221,629
	Alliance Capital	Alliance Balanced Shares Fund, 34,078 shares	**	540,144
	Alliance Capital Management	Alliance Technology Fund, 2,225 shares	**	120,887
	American Funds	American Balanced Fund, 31,957 shares	**	552,535
	American Funds	The Bond Fund of America,13,434 shares	**	181,497
	Davis Funds	Davis New York Venture Fund, 17,579 shares	**	483,775

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

     Name of plan sponsor: The Home Savings & Loan Company

     Employer identification number: 34-0296160

     Three digit plan number: 001

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Date	Cost	Value
	American Funds	EuroPacific Growth Fund, 7,347 shares	**	221,966
	American Funds	Fundamental Investors, 28,469 shares	**	821,343
	American Funds	The Growth Fund of America, 18,736 shares	**	459,786
	American Funds	The Investment Company of America Fund, 27,590 shares	**	795,690
	American Funds	SMALLCAP World Fund, 5,803 shares	**	155,354
	MFS Investment Management	MFS Total Return Fund, 36,919 shares	**	557,475
	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund, 4,815 shares	**	145,529
	Franklin Templeton Investments	Franklin U.S. Government Securities Fund, 26,283 shares	**	177,412
	American Funds	AMCAP Fund, 26,616 shares	**	448,476
	Victory/Capital Management	Victory/Gradison Government Reserve Fund, 1,002 shares	**	1,002
	Seligman	Seligman Communications & Information Fund, 5,192 shares	**	119,354

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

(Continued)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of plan sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Date	Cost	Value
	Franklin Templeton Investments	Templeton Foreign Fund, 20,272 shares	**	215,694
	Pimco Advisors	Pimco Low Duration Fund, 17,822 shares	**	182,500
*	Participant loans	Participant loans with interest rates ranging from 5.0% - 10.5%		214,335

				$13,502,390

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

	By:	The Home Savings and Loan Company of Youngstown, Ohio
	Its:	Administrator

Date: June 28, 2004		By:	/s/ David G. Lodge

David G. Lodge, President

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe, Chizek and Company LLC Independent Auditors